Exhibit 99.1

News release

Capital measure oversubscribed: Placement of the 1.00 % qualified subordinated mandatory convertible bond 2020/2021

Leverkusen, Germany, August 18, 2020 – In a press release dated July 27, 2020, Biofrontera AG (shares of Biofrontera AG ISIN: DE0006046113) announced the issuance of up to 2,638,150 1.00% qualified subordinated mandatory convertible bonds 2020/2021 (“Bonds”) with pre-emptive subscription rights for shareholders. The subscription price was set at 100% of the nominal value, corresponding to EUR 3.00 per Bond. As already announced to the capital market at the end of the subscription period on August 13, 2020, it had become apparent that all of the Bonds would be placed. This was confirmed after the completion of the private placement, following which the offering was significantly oversubscribed. The gross proceeds from the capital measure amount to EUR 7.9 million.

“The capital market responded with great interest to the issuance of our convertible bond. We were able to attract new investors to Biofrontera during these challenging times. This and particularly the demand expressed by our existing shareholders underline the confidence of the capital market in Biofrontera’s strategy. We would like to express our sincere thanks for this,” commented Hermann Lübbert, CEO of Biofrontera AG, on the successful completion of the capital measure.

Overall, the capital measure was significantly oversubscribed. The allocation was made in accordance with the criteria published in the subscription offer. Investors from the DACH region subscribed to the Bonds in the private placement, in which Quirin Privatbank AG acted as sole bookrunner.

-END-

Biofrontera AG

Hemmelrather Weg 201 I 51377 Leverkusen

Telefon: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Aufsichtsrat: Dr. Ulrich Granzer (Vorsitzender) I Jürgen Baumann (stellv. Vorsitzender)

Vorstand: Prof. Dr. rer. nat. Hermann Lübbert (Vorstandsvorsitzender)

Thomas Schaffer (Finanzvorstand)

Handelsregister Köln, HRB 49717 (AG)

Umsatzsteuer-Ident.-Nr.: DE 812374102

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com
IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I 51377 Leverkusen

Telefon: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Aufsichtsrat: Dr. Ulrich Granzer (Vorsitzender) I Jürgen Baumann (stellv. Vorsitzender)

Vorstand: Prof. Dr. rer. nat. Hermann Lübbert (Vorstandsvorsitzender)

Thomas Schaffer (Finanzvorstand)

Handelsregister Köln, HRB 49717 (AG)

Umsatzsteuer-Ident.-Nr.: DE 812374102

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